

August 26, 2011

<u>Via E-mail</u>
Gary D. Kucher
Chief Executive Officer
Consolidation Services, Inc.
2300 W. Sahara Avenue, Suite 800
Las Vegas, NV   89102

> **Re: Consolidation Services, Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-Q for the Quarter Ended March 31, 2010**
> **Filed May 17, 2010**
> **Form 10-Q for the Quarter Ended June 30, 2010**
> **Filed August 16, 2010**
> **Form 10-Q for the Quarter Ended September 30, 2010**
> **Filed November 15, 2010**
> **File No. 333-142105**

Dear Mr. Kucher:

We issued comments to you on the above captioned filings on August 10, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us in writing by September 12, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us in writing by September 12, 2011**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3377 if you have questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew

Accounting Branch Chief